                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 3)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   ACTV, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  000 88E 10 4
                      -------------------------------------
                                 (CUSIP Number)

                                Charles Y. Tanabe
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                  12300 Liberty Boulevard, Englewood, CO 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 9 Pages

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000 88E 10 4



--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS:
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


       Liberty Media Corporation
       84-1288730
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)   [ ]
       (b)   [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS WC

--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION:
       Delaware

--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER

   SHARES                 8,810,000 Shares
                   -------------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER

  OWNED BY                0 Shares
                   -------------------------------------------------------------
   EACH            9      SOLE DISPOSITIVE POWER

 REPORTING                 8,810,000 Shares
                   -------------------------------------------------------------
   PERSON          10      SHARED DISPOSITIVE POWER

    WITH:                  0 Shares
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,810,000 Shares
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------


                               Page 2 of 9 Pages

CUSIP No. 000 88E 10 4


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 3)



                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                                   ACTV, INC.

         The above Schedule 13D, filed on March 29, 1999, as heretofore amended by Amendment No. 1 filed on October 28, 1999 and Amendment No. 2 filed on July 13, 2000, is hereby further amended as follows (terms not otherwise defined herein have the meanings assigned thereto in the Schedule 13D):

ITEM 1.  SECURITY AND ISSUER.

         Liberty Media Corporation, a Delaware corporation ( "Liberty" or the "Reporting Person") hereby amends its Statement on Schedule 13D (the "Statement") with respect to shares (the "Shares") of the Common Stock, par value $.10 per share (the "Common Stock"), of ACTV, Inc. (the "Issuer") beneficially owned by the Reporting Person. The Issuer's principal executive offices are located at 233 Park Avenue South, New York, New York 10003.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated to read in its entirety as follows:

         On August 10, 2001, AT&T Corp. ("AT&T"), the former parent corporation of Liberty, redeemed (the "Redemption") each outstanding share of Class A Liberty Media Group common stock, par value $1.00 per share (the "Class A Liberty Media Group Common Stock"), and Class B Liberty Media Group common stock, par value $1.00 per share (the "Class B Liberty Media Group Common Stock" and together with the Class A Liberty Media Group Common Stock, the "Liberty Media Group Common Stock"), in exchange for one share of a corresponding series of common stock of Liberty. Prior to the Redemption, the Liberty Media Group Common Stock was a tracking stock of AT&T intended to reflect the economic performance of the businesses and assets attributed to AT&T's Liberty Media Group. Upon the redemption, Liberty became the holder of all of the businesses and assets formerly attributed to AT&T's Liberty Media

                               Page 3 of 9 Pages

CUSIP No. 000 88E 10 4


Group. As a result of the Redemption, Liberty became an independent, publicly traded company.

         Liberty owns interests in a broad range of video programming and communications businesses in the United States, Europe, South America and Asia. Liberty Media's principal assets include interests in Starz Encore Group LLC, Liberty Livewire Corporation, On Command Corporation, Discovery Communications, Inc., AOL Time Warner Inc., QVC, Inc., USA Interactive, Inc., Telewest Communications plc, Motorola, Inc., Sprint PCS Group, The News Corporation Limited and Vivendi Universal, S.A.

         Liberty's principal business address is 12300 Liberty Boulevard, Englewood, Colorado 80112. Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of Liberty: (i) name and residence or business address; (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference and amends and restates Schedule 1 and Schedule 2 to this Statement in their entirety.

         To the knowledge of Liberty, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither Liberty nor any of the Schedule 1 Persons (to the knowledge of Liberty) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Liberty nor any of the
Schedule 1 Persons (to the knowledge of Liberty) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended and restated to read in its entirety as follows:

         On May 8, 2002, the Issuer announced that it had entered into an agreement with Liberty, dated as of May 3, 2002 (the "Letter Agreement"), regarding the possible acquisition by Liberty of all of the outstanding shares of Common Stock. Under the terms of the Letter Agreement and subject to the conditions thereof, Liberty, directly or through one of its subsidiaries or affiliates, would acquire all of the outstanding shares of Common Stock not already owned by Liberty at a price per share equal to $2.00 (the "Proposed Transaction"). The purchase price would be payable in either cash, shares of Liberty Series A Common Stock, or, upon the mutual agreement of the Issuer and Liberty, the publicly traded common stock of a subsidiary or affiliate of Liberty.

         Pursuant to the Letter Agreement, the Issuer entered into a 65-day exclusive negotiating period (the "Exclusive Period") with respect to the Proposed Transaction, during which Liberty will conduct its due diligence and Liberty and the Issuer will negotiate the definitive terms of the Proposed Transaction. In the event the Exclusive Period ends without the execution of a

                               Page 4 of 9 Pages

CUSIP No. 000 88E 10 4


definitive agreement, Liberty may elect, by the first business day following the last day of the Exclusive Period, to require the Issuer to enter into a merger agreement or other agreement providing for a business combination between the Issuer and Liberty (or a Liberty subsidiary or affiliate) in which the stockholders of the Issuer would receive consideration of $2.00 per share payable, at Liberty's option, in cash or shares of Liberty Series A Common Stock, or, upon the mutual agreement of the Issuer and Liberty, the publicly traded common stock of a subsidiary or affiliate of Liberty.

         The execution of the Letter Agreement does not give rise to any obligation on the part of Liberty to enter into a definitive agreement with respect to the Proposed Transaction or to otherwise acquire (directly or indirectly) any additional shares of Common Stock. If Liberty determines to proceed with the Proposed Transaction, consummation thereof would be subject to certain conditions, including obtaining certain regulatory approvals and the approval of the Issuer's stockholders.

         Liberty has not reached any conclusion concerning its course of action if it does not proceed with or ultimately consummate the Proposed Transaction as contemplated by the Letter Agreement and Liberty reserves the right to take, in such event, any lawful action which it deems desirable, including disposing of all or a portion of the shares of the Common Stock beneficially owned by it, continuing to hold all or a portion of such shares, or taking any other available course of action, which could result in the occurrence of any or all of the events listed in the last paragraph of this Item 4.

         In reaching any conclusion as to its future course of action, Liberty will take into consideration various factors, including but not limited to, the Issuer's business and prospects, developments concerning the Issuer, other business opportunities available to it, developments with respect to its or the Issuer's business, general economic conditions, and financial and stock market conditions.

         Liberty reserves the right, subject to applicable law and its agreement with the Issuer described in Item 6 of the Statement, to acquire additional shares of Common Stock through open-market purchases, privately negotiated transactions or otherwise.

         Except as described above in this Item 4, Liberty does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination

                                Page 5 of 9 Pages

CUSIP No. 000 88E 10 4


of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended and restated to read in its entirety as follows:

         (a) The Reporting Person presently beneficially owns 8,810,000 Shares of Common Stock which represent approximately 15.8% of the 55,887,327 Shares of Common Stock outstanding as of April 11, 2002. The total number of Shares outstanding and the percentage held by the Reporting Person are based on the representations of the Issuer contained in the Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission on April 12, 2000.

         To the best knowledge of the Reporting Person, none of the persons listed in Schedule 1 to this Statement has any interest in any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended to include the following Exhibit:

         (a) - Press Release dated May 8, 2002 announcing the execution of a Letter Agreement by and between ACTV, Inc. and Liberty Media Corporation.


                                Page 6 of 9 Pages

CUSIP No. 000 88E 10 4


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 22, 2002                             LIBERTY MEDIA CORPORATION

                                         By: /s/Elizabeth M. Markowski
                                         -----------------------------------
                                         Name:     Elizabeth M. Markowski
                                         Title:    Senior Vice President



                                Page 7 of 9 Pages

CUSIP No. 000 88E 10 4


Schedule 1 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

                                   SCHEDULE 1

          DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation is set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name and Business Address              Principal Occupation
-------------------------              --------------------
John C. Malone                         Chairman of the Board and Director of Liberty

Robert R. Bennett                      President, Chief Executive Officer and Director
                                       of Liberty

Donne F. Fisher                        Director of Liberty; President of Fisher Capital
                                       Partners Ltd.

Gary S. Howard                         Executive Vice President, Chief Operating Officer
                                       and Director of Liberty; Chairman of the Board
                                       and Director of Liberty Satellite & Technology,
                                       Inc.

Paul A. Gould                          Director of Liberty; Managing Director of Allen &
     Allen & Company Incorporated      Company Incorporated
     711 5th Avenue, 8th Floor
     New York, NY 10022

Jerome H. Kern                         Director of Liberty; Consultant, Kern Consulting
     Kern Consulting LLC               LLC
     4600 S. Syracuse Street
     Denver, CO 80237

Larry E. Romrell                       Director of Liberty

David J.A. Flowers                     Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski                 Senior Vice President of Liberty

Charles Y. Tanabe                      Senior Vice President, General Counsel and
                                       Secretary of Liberty

Albert E. Rosenthaler                  Senior Vice President of Liberty

Christopher W. Shean                   Senior Vice President and Controller of Liberty


                                Page 8 of 9 Pages